SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

Commission File Number

0-12490

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACR GROUP, INC. 401(K) PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

ACR GROUP, INC.

3200 WILCREST DRIVE, SUITE 440

HOUSTON, TEXAS 77042-6039

ACR GROUP, INC. 401(k) PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

YEAR ENDED DECEMBER 31, 2002 AND 2001

INDEPENDENT AUDITORS’S REPORT

Plan Administrator

ACR Group, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the ACR Group, Inc. 401(k) Plan as of December  31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion of these financial statements based on our audit. The financial statements of the ACR Group 401(K) Plan as of December 31, 2001 were audited by other auditors whose report dated May 22, 2002, on the statements expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and changes in its net assets available for benefits for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hein + Associates, LLP

Houston, Texas

June 5, 2003

ACR GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2002	2001
ASSETS
RECEIVABLES:
Employer contributions	$19,924	$19,952
Participant contributions	46,741	45,923

Total receivables	66,665	65,875

INVESTMENTS	3,646,864	3,472,015

Total assets	3,713,529	3,537,890
LIABILITIES

CORRECTIVE DISTRIBUTIONS	763	16,490
Total liabilities	763	16,490

Net assets available for benefits	$3,712,766	$3,521,400

See accompanying notes to these financial statements.

ACR GROUP, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
Employer contributions	$264,371
Participant contributions	711,205
Participant rollovers	3,206
Other income	761

Total additions	979,543

DEDUCTIONS:
Benefits paid to participants	324,820
Corrective distributions	763
Net depreciation in fair value of investments	462,594

Total deductions	788,177

NET INCREASE	191,366

NET ASSETS AVAILABLE FOR BENEFITS AT:
Beginning of year	3,521,400

End of year	$3,712,766

See accompanying notes to these financial statements.

ACR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1.	DESCRIPTION OF PLAN

General—The ACR Group, Inc. 401(k) Plan (the “Plan”) is a defined contribution profit sharing plan covering all eligible employees of ACR Group, Inc. and its participating employers (collectively, the “Company”). The Plan was adopted effective March 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from the Company.

The Plan’s record keepers are Hartford Life Insurance Company and Texas Pension Consultants, respectively.

Effective May 8, 2001, the ACR Stock Fund was frozen. No new contributions may be invested in this fund option by participants, and participants are currently restricted from transferring their prior investment out of this fund.

Effective August 13, 2001, an officer of the Company became trustee of the Plan.

Eligibility—Each salaried or hourly employee of the Company who has completed at least six months of service and is a least 19 years of age is eligible to participate in the Plan.

Contributions—Participants may contribute, with certain limitation, up to 100% of their eligible annual compensation on a pretax basis. Qualified rollover contributions are also accepted by the Plan at the discretion of the Company.

The Company may determine annually what percent of the first 6% of a participant’s pretax contributions will be matched. For the 2002 plan year, the Company elected to match 50% of 6% of a participant’s contribution. Also, at its sole discretion, the Company may elect to make an additional contribution to the Plan from time to time. No additional contribution was made for 2002.

All participant contributions and employer matching contribution accounts are participant-directed.

Administrative Expenses—Certain administrative expenses of the Plan are paid by the Company. In 2002 the Company paid $18,412 of administrative expenses related to the Plan.

ACR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1.	DESCRIPTION OF PLAN (continued)

Vesting—Participants are immediately 100% vested in their contributions plus earnings thereon.

Vesting in the Company contributions portion of their account plus actual earnings thereon is based on years of credited service at 25% per year with 100% vesting after four years. Participants also become 100% vested upon death, disability, or the attainment of normal retirement age of 65. Forfeitures of account balances by participants not fully vested are used to reduce future employer contributions.

Benefit Payments—To meet certain financial hardships as defined by the Internal Revenue Service (“IRS”), participants may make withdrawals from the portion of their accounts attributable to employee pretax contributions and the vested employer contributions. Distributions of a participant’s accrued benefits are also made upon termination of employment, total and permanent disability, or death. Participants with $5,000 or less nonforfeitable interest in their accounts will receive a lump-sum distribution as soon as practicable after separation from service. Participants with more than $5,000 of nonforfeitable interest in their accounts may receive a lump-sum distribution upon the participant’s request, but no later than the participant’s normal retirement age.

Plan Termination—Although there is no current intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

ACR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

2.	SUMMARY OF ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition—The common stock is stated at fair value based on quoted market prices obtained from national securities exchanges. The investments in the pooled separate accounts are stated at fair value as determined by the issuer based on quoted market values of the underlying investments.

Short-term investments are stated at cost which approximates fair value. The fixed income account is stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risk and Uncertainties—The Plan provides for various investments in common stock, short-term investments, pooled separate accounts, and an investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

3.	INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets are as follows at December 31, 2002 or 2001:

	DECEMBER 31,
	2002	2001
Hartford Life Insurance pooled separate accounts:
American Century Income & Growth Fund	194,974	208,497
American Century Ultra Fund	114,472	178,137
Franklin Small Mid Cap Growth Fund	265,551	419,836
Dividend & Growth Fund	387,954	429,368
Bond Fund	535,609	280,045
Small Midcap Fund	425,541	529,807
Money Market Fund	217,997	168,848
Janus Balanced Fund	290,692	316,590
Janus Twenty Fund	280,759	447,020
Hartford Life Insurance Fixed Income Account	742,221	254,830

ACR GROUP, INC. 401(k) PLAN

SCHEDULE H LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

3.	INVESTMENTS (continued)

During 2002, the Plan’s investments of pooled separate accounts (including investments bought, sold, and held during the year) depreciated in fair value by $462,594.

Effective January 1, 2001, the Plan entered into a group annuity contract with Hartford Life Insurance Company (“Hartford”) which includes a fixed income account. The crediting interest rate may be changed from time to time by Hartford. However, it is guaranteed for the first three contract years at 6.15% in 2001, 5.65% in 2002, and 5.15% in 2003. The crediting interest rate was 5.65% at December 31, 2002. The average yield for 2002 was 5.13%.

4.	INCOME TAX STATUS

The Plan has received an opinion letter from the IRS dated September 4, 2001, stating that the written form of the underlying volume submitter plan document is qualified under Section 401(a) of the Internal Revenue Code (“IRC”), and that under certain conditions, employers adopting this form of the Plan will be considered to have a plan qualified under the IRC. The Company believes those circumstances have been met, and that the operation of the Plan is in compliance with the plan document and the IRC and, therefore, believes that the Plan is qualified and the related trust is exempt from taxation under Section 501(a) of the IRC.

ACR GROUP, INC. 401(k) PLAN

SCHEDULE H LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

EIN: 74-2008478 PN: 001

Identity of Issuer	Description of Investment	Current Value
*Charles Schwab	Schwab Money Market Fund	$28,594
*ACR Group, Inc.	292,477 Shares of Common Stock	102,366
*Hartford Life Insurance	American Century Income & Growth Fund	194,974
*Hartford Life Insurance	American Century Ultra Fund	114,472
*Hartford Life Insurance	Fixed Income Account	742,221
*Hartford Life Insurance	Franklin Small Mid Cap Growth Fund	265,551
*Hartford Life Insurance	Fidelity VIP Overseas Fund	60,133
*Hartford Life Insurance	Bond Fund	535,609
*Hartford Life Insurance	Dividend & Growth Fund	387,954
*Hartford Life Insurance	Small Midcap Fund	425,541
*Hartford Life Insurance	Money Market Fund	217,997
*Hartford Life Insurance	Janus Balanced Fund	290,692
*Hartford Life Insurance	Janus Twenty Fund	280,760

		$3,646,864

*Party-in-interest

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACR Group, Inc. 401(k) Plan

/s/ A. Stephen Trevino
Date: June 27, 2003	A. Stephen Trevino Secretary